UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

292052107

(CUSIP Number)

Daniel S. Sternberg, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed by Kien Huat Realty III Limited (“Kien Huat ”) and Lim Kok Thay (“Mr. Lim” and, together with Kien Huat, the “Reporting Persons”) with the Securities and Exchange Commission on August 27, 2009, as previously amended (the “Schedule 13D”), relating to the common stock, par value $.01 per share (the “Common Stock”) of Empire Resorts, Inc. (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 4, 6 and 7 are hereby amended and supplemented to add the following:

Item 4.   Purpose of Transaction

Kien Huat has agreed in principle to extend to the Issuer, and the Board has approved, and authorized the officers of the Issuer to negotiate and enter into definitive agreements providing for, a short-term loan in the principal amount of $35 million (the “Bridge Loan”).  The purpose of the Bridge Loan is primarily to permit the Issuer to exercise a right to call and repurchase its outstanding 5-1/2% convertible senior notes.  Kien Huat had been informed that the Issuer was seeking financing to exercise this right and Kien Huat proposed to provide the Bridge Loan on terms more favorable to the Issuer than those proposed by a third party financing source.  The Issuer intends to repay the Bridge Loan from the proceeds of the exercise of rights to acquire additional shares of Common Stock that the Issuer plans to distribute to its shareholders (the “Rights Offering”).  In that connection, Kien Huat informed the Issuer that it will exercise in full its rights to purchase its proportionate allocation of shares of Common Stock under the terms of the Rights Offering (and may, but is not obligated to, exercise an anticipated oversubscription right).  On November 5, 2010, Kien Huat furnished the Issuer with a letter confirming its commitments, subject to satisfaction of the conditions listed in the letter, to make the Bridge Loan and to exercise in full its rights to purchase its proportionate allocation of shares of Common Stock under the terms of the Rights Offering.

Item 6.   Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4, Kien Huat furnished the Issuer with a letter dated November 5, 2010 confirming its commitments with respect to the Bridge Loan and the Rights Offering.  A copy of Kien Huat’s commitment letter is filed as Exhibit 8 to this Schedule 13D and is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

Exhibit 8:  Commitment Letter, dated November 5, 2010.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2010

Kien Huat Realty III Limited By: /s/ Gerard Lim Name: Gerard Lim Title: Director
/s/ Lim Kok Thay by Gerard Lim Lim Kok Thay

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